SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 03, 2004

PetroKazakhstan Inc.

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(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

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(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - February 3rd , 2004
FOR:               PETROKAZAKHSTAN INC.
SUBJECT:      Appointment of Special Adviser and new Board Members

CALGARY, Alberta - Mr. Bernard F. Isautier, Chairman of the Board of Directors of PetroKazakhstan Inc. ("PetroKazakhstan") is pleased to announce that Mr. Jean Chretien, former Prime Minister of Canada has accepted to become a Special Adviser to the company for International Relations.

Jean Chretien was born in Shawinigan, Quebec on January 11, 1934. Mr. Chretien received a Bachelors of Arts from St. Joseph Seminary in Trois-Rivieres in 1955, and a law degree from Laval University in 1958. Subsequently, he joined the law firm of Chretien, Landry, Deschenes, Trudel and Normand, in Shawinigan. He also served as Director of the Bar of Trois-Rivieres in 1962-63.

Mr. Chretien was first elected to the House of Commons in 1963 as the Member of Parliament for Saint-Maurice-Lafleche (Quebec). Over the following thirty years, he held various senior posts in Liberal governments, including Minister of Justice, Minister of Finance and Minister of Energy, Mines and Resources. In June 1990, Mr. Chretien was elected leader of the Liberal Party and following the national election of 1993, Mr. Chretien was sworn in as Prime Minister of Canada. As Prime Minister, he was re-elected Member of Parliament in 1997 and 2000. He retired as Prime Minister of Canada in December 2003.

On January 5, 2004, Mr. Chretien joined of the Ottawa office of law firm Heenan Blaikie as counsel.

Mr. Isautier is also pleased to announce the appointments of Mr. Jan Bonde Nielsen and Mr. Jean-Paul Bisnaire to PetroKazakhstan's Board of Directors.

Mr. Bonde Nielsen, age 65, a Danish businessman, is Chairman and equity partner in Greenoak Holdings, an investment company which has various international business interests in Europe and Asia. Those interests include the Batumi Oil Terminal in Georgia, the Ajarian Electricity Company, and Caspian Maritime Limited, a shipping company building large vessels for oil transportation on the Caspian Sea. Mr. Bonde Nielsen is a director and former chairman of the charity FARM-Africa which has been successful in raising financial aid for agricultural projects throughout Africa. Early in his business life, Mr Bonde Nielsen pioneered the creation of the flower industry in Kenya. He worked for many years in the marine manufacturing business in Denmark, and in 1986 led a consortium acquiring Wembley Stadium in the UK. Mr. Bonde Nielsen is an author of two best selling books. He has been involved in nature and wildlife projects and is currently establishing a private wildlife sanctuary at the Nguruman escarpment in Kenya. For further information see website www.janbondenielsen.com.

Mr. Bisnaire, age 52, is the senior corporate law partner of Davies Ward Phillips & Vineberg LLP, a legal firm whose head office is based in Toronto, Ontario, Canada. He received a B.A. in Economics from Wilfrid Laurier University in 1973 and an LL.B. from the University of Ottawa Law School in 1976. He was called to the Ontario Bar in 1978. He then joined the firm and became a partner in 1980. Mr. Bisnaire is one of Canada's leading securities lawyers practising in mergers and acquisitions and corporate finance. He acts as senior counsel for a number of large public and private companies that have been involved in acquisitions, divestitures, take-over bids, initial public offerings, strategic alliances, corporate reorganizations, corporate finance and corporate governance matters. Mr. Bisnaire has been recognized as the leading Canadian business lawyer in the 2001-2002 edition of Chambers Global, The World's Leading Lawyers. Mr. Bisnaire is currently a director of McCain's Foods Limited. He is a frequent lecturer on securities law matters and is one of the general editors of Canadian Securities Law Precedents.

PetroKazakhstan Inc. is an integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 03, 2004
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

____________________________________________

Ihor Wasylkiw, P. Eng.
Vice President Investor Relations